Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2013 ANNUAL GENERAL MEETING

AND

2013 FINAL DIVIDEND

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2013 of the Company (the "AGM") was held at 2:30 p.m. on Thursday, 26 June 2014 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. Some Directors and supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. No resolutions proposed at the AGM were being vetoed or amended.

As at the date of the AGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 45 shareholders and authorized proxies holding an aggregate of 6,220,263,875 Shares carrying voting rights, representing approximately 63.36% of the total issued share capital of the Company, were present at the AGM.

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Number of shareholders and authorized proxies attended the meeting	45
Of which: number of A shareholders	42
number of H shareholders	3
Total number of voting shares held	6,220,263,875
Of which: total number of shares held by A shareholders	4,665,947,619
total number of shares held by H shareholders	1,554,316,256
Percentage of the total number of voting shares of the Company	63.36%
Of which: percentage of shares held by A shareholders	47.53%
percentage of shares held by H shareholders	15.83%

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions		For	For (%)	Against	Against(%)	Abstain	Abstain(%)	Results
1.	To consider and approve the Report of the Directors of the Company for the year 2013.	6,216,850,677	99.9451	2,625,194	0.0422	788,004	0.0127	Passed
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2013.	6,216,858,777	99.9453	1,778,078	0.0286	1,627,020	0.0262	Passed
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2013.	6,216,920,277	99.9462	1,747,178	0.0281	1,596,420	0.0257	Passed

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4.	To consider and approve the profit distribution proposal for the year 2013.	6,216,748,427	99.9435	1,818,328	0.0292	1,697,120	0.0273	Passed
5.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting for the year 2014 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014, and authorize the Board to determine their remuneration.	6,216,919,827	99.9462	1,795,528	0.0289	1,548,520	0.0249	Passed
Special Resolutions		For	For (%)	Against	Against (%)	Abstain	Abstain (%)	Results
6.	To authorise the Board to allot, issue and deal with additional shares of the Company.	6,040,206,312	97.1053	178,677,643	2.8725	1,379,920	0.0222	Passed

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7.	To authorise the Board to increase the registered capital and make such appropriate and necessary amendments to the Articles of Association of the Company to reflect such increase in the registered capital of the Company under the general mandate granted in the above resolution “to authorise the Board to allot, issue and deal with additional shares of the Company”.	6,025,953,905	96.8762	192,893,300	3.1010	1,416,670	0.0228	Passed
8.	To consider and approve the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.	5,987,011,643	96.2501	220,883,980	3.5510	12,368,252	0.1988	Passed

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Additional Ordinary Resolution		For	For (%)	Against	Against (%)	Abstain	Abstain (%)	Results
9.	To consider and approve the acquisition of 80 new Airbus aircraft from Airbus S.A.S. by the Company.	6,215,731,578	99.9271	2,055,527	0.0330	2,476,770	0.0398	Passed

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 5 and No. 9. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.6 to No.8.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, PricewaterhouseCoopers was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Zhou Xia, PRC lawyers from Z & T Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

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2013 FINAL DIVIDEND

Payment of 2013 Final Dividends

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute 2013 final dividends of RMB393 million, or RMB0.40 per 10 Shares (inclusive of applicable tax) based on the total number of 9,817,567,000 Shares. The details relating to payment of final dividend of the Company for the year ended 31 December 2013 to holders of H shares of the Company are set out below:

The Company will pay a final dividend of RMB0.40 per 10 Shares (equivalent to HK$0.50 per 10 Shares) (inclusive of applicable tax) for the year ended 31 December 2013. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 8 July 2014 (the "Record Date"). The registration date and arrangements in relation to the rights of holders of A Shares to receive the final dividend for the period ended 31 December 2013 will be separately announced in the PRC.

Dividends payable to the Company’s shareholders shall be denominated and declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi while dividends payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the mean of the middle rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the calendar week prior to the declaration of the final dividends at the AGM (RMB0.793978 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The Receiving Agent will pay the final dividends on Thursday, 31 July 2014. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法») and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法實施條例»), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) («關於中國居民企業向境外H股非居 民企業股東派發股息代扣代繳企業所得稅有關問題的通知»(國稅函[2008]897號)) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

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If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 4 July 2014 a legal opinion, issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm), that verifies its resident enterprise status. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the PRC.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348)(«國家稅務總局關於國稅發[1993] 045號文件廢止後有關個人所得稅徵管問題的通知»(國稅函[2011] 348號)) , issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) («關於個人所得稅若干政策問題的通知»(財稅字[1994]020號))promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the 2013 final dividends to overseas individual shareholders whose names appear on the register of members of H shares of the Company.

All investors are requested to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding their holding and disposing of H Shares of the Company for the PRC, Hong Kong and other tax effects involved.

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By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 June 2014

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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